SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 03 June 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure: 1	Sir Michael Rake to join easyJet Board announcement made on 06 April 2009
Enclosure: 2	Director/PDMR Shareholding announcement made on 15 April 2009
Enclosure: 3	Director/PDMR Shareholding announcement made on 16 April 2009
Enclosure: 4	Maarten van den Bergh to stand down from Shell announcement made on 16 April 2009
Enclosure: 5	Total Voting Rights announcement made on 30 April 2009
Enclosure: 6	Directorate Change announcement made on 30 April 2009
Enclosure: 7	Director/PDMR Shareholding announcement made on 18 May 2009
Enclosure: 8	Director/PDMR Shareholding announcement made on 18 May 2009
Enclosure: 9	Director/PDMR Shareholding announcement made on 21 May 2009
Enclosure: 10	Holding(s) in Company announcement made on 21 May 2009
Enclosure: 11	Sir Michael Rake appointed to easyJet Board announcement made on 28 May 2009
Enclosure: 12	Total Voting Rights announcement made on 29 May 2009

Enclosure: 1

BT Group plc

06
 April
2009

Notification under Listing Rule 9.6.14
Details of an additional directorship
appointment
by a current director.

1.  Sir Michael Rake
i
s current
ly Chairman and a
d
irector of BT Group plc;

2.  With effect from
early summer
 2009
,
Sir Michael Rake is
 to be
 appointed as
non-
     executive
Deputy Chairman
of easy
Jet
plc
.

Contact for queries:

Name:
Graeme Wheatley

Address: pp A9, BT Centre,
81
 Newgate St,
EC1A 7AJ
Date of Notification:

06
 April
200
9

= ends =

Enclosure: 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
SIR MICHAEL RAKE
IAN LIVINGSTON
HANIF LALANI
AL-NOOR RAMJI
TONY CHANMUGAM
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
SIR MICHAEL RAKE
IAN LIVINGSTON
HANIF LALANI
AL-NOOR RAMJI
TONY CHANMUGAM
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

THE LAPSE OF OPTIONS BY THE ABOVE DIRECTORS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME; AND
THE GRANT OF OPTION
S
 TO
THE ABOVE DIRECTORS UNDER
THE BT GROUP EMPLOYEE SHARESAVE SCHEME
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
N/A
8 State the nature of the transaction
THE LAPSE OF OPTIONS BY THE ABOVE DIRECTORS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME; AND
THE GRANT OF OPTIONS TO THE ABOVE DIRECTORS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
N/A
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
N/A
14. Date and place of transaction
07 APRIL
2009
 -
UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
SIR MICHAEL RAKE
PERSONAL HOLDING: SHARES
:
102,056
 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12,110
 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING:
759
,
108
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
1
67
,
149

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
13
8
,
708

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
2
21
,
199

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

2
78
,
586

SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:

3
83
,
387

SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:

1,3
97
,
025

SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12
,
110
 S
HARES

HANIF LALANI
PERSONAL HOLDING:
19
1
,
017
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
 12
7
,
351

 SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
1
21
,
533

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
1
54
,
050

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

2
12
,
255

SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:

2
51
,
887

SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:

801
,
235

SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
195,889
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12,110
SHARES.

AL-NOOR RAMJI
PERSONAL HOLDING
:
321,111
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
8
6
,
716

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
6
7
,
564

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
1
10
,
281

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

1
98,988

SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:

2
73
,
788

SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:

2
30
,
097

SHARES

BT GROUP RETENTION SHARE PLAN
 2007
:
1
46
,
020
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
23
,
090
 SHARES

TONY CHANMUGAM
PERSONAL HOLDING
:
49
,
249
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
51,230
SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
37,450
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
52,007
SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
 132,658 SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2007
:
 92,
411
 SHARE
S
BT GROUP INCENTIVE SHARE PLAN
 2008
:

145
,
179
 SHARES

BT GROUP RETENTION SHARE PLAN
 2007
:
97
,
772
 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER
37,384
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12
,
110
 SHARES

16. Date issuer informed of transaction
1
4

APRIL
2009
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
07

APRIL
 2009
18. Period during which or date on which it can be exercised
SIR MICHAEL RAKE
-

01/08/2012 - 31/01/2013
HANIF LALANI -
01/08/2012 - 31/01/2013
IAN LIVINGSTON -
01/08/2012 - 31/01/2013
AL-NOOR RAMJI -
01/08/2014 - 31/01/2015
TONY CHANMUGAM
 - 01/08/2012 - 31/01/2013
19. Total amount paid (if any) for grant of the option
NIL
20. Description of
shares
 or debentures involved (
class
 and number)
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
SIR MICHAEL RAKE - £
0
.
68
HANIF LALANI - £
0
.
68
IAN LIVINGSTON - £
0
.
68
AL-NOOR RAMJI - £
0
.
61
TONY CHANMUGAM - £0.68
22. Total number of
shares
 or debentures over which options held following notification
SIR MICHAEL RAKE
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12,11
0 SHARES.

IAN LIVINGSTON
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12
,
110
 SHARES

HANIF LALANI
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
195,889
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12
,
110
 SHARES.

AL-NOOR RAMJI
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
23
,
090
 SHARES

TONY CHANMUGAM
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
49,494
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12
,
110
 SHARES.

23. Any additional information
OPTIONS LAPSED:

SIR MICHAEL RAKE
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
7
,
560
 SHARES.

IAN LIVINGSTON
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
14,594
 SHARES

HANIF LALANI
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
7
,
560
 SHARES.

AL-NOOR RAMJI
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 1
4
,
594
 SHARES

24. Name of contact and telephone number for queries
Graeme Wheatley
 - 020 7356 6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
1
5

APRIL
2009
END

Enclosure: 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
IAN LIVINGSTON
TONY CHANMUGAM
SALLY DAVIS
HANIF LALANI
ROEL LOUWHOFF
GAVIN PATTERSON
AL NOOR RAMJI

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
ILFORD TRUSTEES (JERSEY) LIMITED
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
LAPSE

OF AWARDS UNDER THE BT GROUP
INCENTIVE SHARE PLAN
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
ILFORD TRUSTEES (JERSEY) LIMITED
8 State the nature of the transaction
LAPSE OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
IAN LIVINGSTON
SHARES
LAPSING UNDE
R THE
INCENTIVE SHARE
 PLAN
 -
278,586
TONY CHANMUGAM
SHARES LAPSING UNDER THE INCENTIVE SHARE PLAN -
132,658
SALLY DAVIS
SHARES LAPSING UNDER THE INCENTIVE SHARE PLAN -
114,617
HANIF LALANI
SHARES LAPSING UNDER THE INCENTIVE SHARE PLAN -
212,255
ROEL LOUWHOFF
SHARES LAPSING UNDER THE INCENTIVE SHARE PLAN -
130,735
GAVIN PATTERSON
SHARES LAPSING UNDER THE INCENTIVE SHARE PLAN -
179,355
AL NOOR RAMJI
SHARES LAPSING UNDER THE INCENTIVE SHARE PLAN -
198,988
1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
N/A
14. Date and place of transaction
N/A
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
IAN LIVINGSTON
PERSONAL HOLDING
:
S
HARES -
759
,
108
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
527
,
056
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
1,780,332
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER
12,110
SHARES.

TONY CHANMUGAM
PERSONAL HOLDING
:
SHARES -
49
,
249
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
140
,
687
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
237
,
590
BT GROUP RETENTION SHARE PLAN: SHARES - 97,772
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
3
7
,
384
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
1
2
,
110
 SH
ARES.

SALLY DAVIS
PERSONAL HOLDING
:
SHARES

-

109,331
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
241
,
166
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
297,988
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198 SH
ARES.

HANIF LALANI
PERSONAL HOLDING:
SHARES

-

1
91
,
017
BT GROUP DEFERRED BONUS PLAN: SHARES

- 402,934
BT GROUP INCENTIVE SHARE PLAN: SHARES

-

1,053,122
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
195
,
889
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12,110
SHARES.

ROEL LOUWHOFF
PERSONAL HOLDING
:
SHARES -
137,946
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
249
,
075
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
571
,
927
BT GROUP RETENTION SHARE PLAN: SHARES - 148,999

GAVIN PATTERSON
PERSONAL HOLDING
: SHARES
 -
252,769
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
231
,
778
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
809
,
756
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
98
,
178
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198
SHARES.

AL-NOOR RAMJI
PERSONAL HOLDING
:
SHARES -
321,122
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
264
,
561
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
503
,
885
BT GROUP RETENTION SHARE PLAN: SHARES - 146,020
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
23
,
090
 SH
ARES.

1
6. Date issuer informed of transaction
s
16 APRIL 2009
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356
6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
16 APRIL 2009
END

Enclosure: 4

BT Group plc                                                                                                                                                                                                     16 April 2009

Notification under Listing Rule 9.6.14
Details of an additional directorship of a current director.

1.

Maarten van den Bergh is Deputy Chairman and a non-executive director of BT Group plc;

2.

With effect from the close of business at the Annual General Meeting of Royal Dutch Shell plc on 19 May 2009, Maarten van den Bergh will step down as a Non-Executive Director of  Royal Dutch Shell plc.

Contact for queries:
Name: Graeme Wheatley
Address: pp A9, BT Centre, 81 Newgate St, EC1A 7AJ
Date of Notification: 16 April 2009

= ends =

Enclosure: 5

T
h
u
r
sday
 3
0

April

200
9

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on
3
0

April

200
9
, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 40
6,
4
35
,
127
 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,74
4
,
7
91
,
902
.
The above figure (
7,74
4
,
791
,
902
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure: 6

BT ANNOUNCES BOARD CHANGE

    30 April 2009

BT today announced that
Matti Alahuhta
 will retire
 as non-
executive director with effect from 31 May.

Sir Mi
ke Rake, Chairman of BT, said: '
I would like to thank
Matti

for
his
 significant contribution over the past
three
 years to the

development of BT
'
s
business
.
H
is
telecommunications industry
experience

has
 been particularly valuable in Board discussions since he joined in February 2006.

We wish him well in his
variou
s important responsibilities.
We will be making an

announcement about
a successor
 in due course.
'

Ends.

Enclosure: 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
HANIF LALANI
IAN LIVINGSTON
SALLY DAVIS
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
HALIFAX
 CORPORATE TRUSTEES LIMITED
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
PURCHASE OF
SHARES BY
HALIFAX
 CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
HALIFAX
 CORPORATE TRUSTEES LIMITED
8 State the nature of the transaction
PURCHASE OF
SHARES BY
HALIFAX
 CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
HANIF LALANI -
1720
 SHARES
IAN LIVINGSTON -
1720
 SHARES
SALLY DAVIS -
1721
 SHARES
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
87
.
18
 pence
14. Date and place of transaction
1
5

MAY
 200
9
 -
UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

HANIF LALANI
PERSONAL HOLDING:
192
,
732
 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN:
402
,
934
 SHARES
BT GROUP INCENTIVE SHARE PLAN:
1,053
,
122
 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
195
,
889
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER
12,110
 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING:
760
,
828
 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN:
527
,
056
 SHARES
BT GROUP INCENTIVE SHARE PLAN:
1,780
,
332
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER
12,110
SHARES.

SALLY DAVIS
PERSONAL HOLDING:
111
,
052
 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN:
241
,
166
 SHARES
BT GROUP INCENTIVE SHARE PLAN:
297
,
988
 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
343
,
732
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION
S
 OVER
11,198
 SHARES.

16. Date issuer informed of transaction
1
8

MAY
 200
9
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A ……………………
24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356
6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
1
8

MAY
200
9
END

Enclosure: 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
SIR MICHAEL RAKE
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
SIR MICHAEL RAKE
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
SIR MICHAEL RAKE
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
SALE
 OUT OF QUILTER NOMINEES
PURCHASE INTO QUILPEP NOMINEES "A"
8 State the nature of the transaction
SALE
 OF 3,650 SHARES; AND
PURCHASE OF 3,650 SHARES
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
PURCHASE OF 3,650 SHARES
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
SALE
 OF 3,650 SHARES

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
SALE
 AT 86.0123P
PURCHASE AT 86.058P
14. Date and place of transaction
18 MAY
2009
 -
UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
SIR MICHAEL RAKE
PERSONAL HOLDING: SHARES
:
10
9
,
356
 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12,110
 SHARES.

16. Date issuer informed of transaction
18 MAY 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
 - N/A
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
20. Description of
shares
 or debentures involved (
class
 and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of
shares
 or debentures over which options held following notification
23. Any additional information
 - N/A
24. Name of contact and telephone number for queries
Graeme Wheatley
 - 020 7356 6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
1
8

MAY
2009
END

Enclosure: 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
DEBORAH LATHEN
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
DEBORAH LATHEN
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
PURCHASE OF
AMERICAN DEPOSITARY
SHARES
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
 - HELD AS AMERICAN DEPOSITARY SHARES (ADS) WHERE 1 ADS
REPRESENTS
10 ORDINARY SHARES
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
CHARLES SCHWAB NOMINEES
8
.
State the nature of the transaction
PURCHASE OF AMERICAN DEPOSITARY SHARES
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
750
 AMERICAN DEPOSITARY SHARES (BEING
7
,
500

ORDINARY SHARES
)
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
$
10
.
236
PER
AMERICAN DEPOSITARY SHARE
14. Date and place of transaction
2
0

MAY
200
9
,
NEW YORK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
975
 AMERICAN DEPOSITARY SHARES

(9750 ORDINARY SHARES)
16. Date issuer informed of transaction
2
1

MAY
200
9

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A
24. Name of contact and telephone number for queries
GRAEME WHEATLEY - 020 7356 6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
2
1

MAY
200
9
END

Enclosure: 10

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	BT Group plc

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	n/a
An event changing the breakdown of voting rights	n/a
Other (please specify):______________	n/a

3. Full name of person(s) subject to notification obligation:	Brandes Investment Partners, L.P.
4. Full name of shareholder(s) (if different from 3) :	Brandes Investment Partners, L.P.
5. Date of transaction (and date on which the threshold is crossed or reached if different):	15 May 2009
6. Date on which issuer notified:	20 May 2009
7. Threshold(s) that is/are crossed or reached:	Less than 3%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	I ndirect	Direct	I ndirect
Ordinary	330627819	4.27%	Less than 3%	Less than 3%		Less than 3%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)
Number of voting rights	Percentage of voting rights
Less than 3%	Less than 3%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:
10. Name of proxy holder:	n/a
11. Number of voting rights proxy holder will cease to hold:	n/a
12. Date on which proxy holder will cease to hold voting rights:	n/a

13. Additional information:	None
14 Contact name:	Graeme Wheatley
15. Contact telephone n umber :	020 7356 6372

For notes on how to complete form TR-1 please see the FSA website.

Enclosure: 11

BT Group plc

28 May
200
9

Notification under Listing Rule 9.6.14
Details of an additional directorship
appointment
by a current director.

         1.  Sir Michael Rake
i
s current
ly Chairman and a
d
irector of BT Group plc;

         2.  Further to the announcement on 6 April 2009, w
ith effect from
1 June
              2009
,
Sir Michael Rake is
 to be
appointed as
non-executive
Deputy
              Chairman
of
e
asyJet
plc
.

Contact for queries:

Name:
Graeme Wheatley

Address: pp A9, BT Centre,
81
 Newgate St,
EC1A 7AJ
Date of Notification:

28

May
200
9

= ends =

Enclosure: 12

Fri
day
 29

May

200
9

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on
29

May

200
9
, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 40
6,
4
35
,
127
  ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,74
4
,
7
91
,
902
.
The above figure (
7,74
4
,
791
,
902
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 03 June 2009